UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)
N/A
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference
We are incorporating this report on Form 6-K by reference into (i) our registration statement on Form F-3, Registration No. 333-159058, as amended, originally filed with the Securities and Exchange Commission on May 8, 2009; and (ii) our registration statement on Form F-3, Registration No. 333-161724, filed with the Securities and Exchange Commission on September 4, 2009.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
	Name:	Fredy Bush
	Title:	Chief Executive Officer

Date: February 8, 2010

Exhibit Index

Exhibit 99.1 —	Press Release

Exhibit 99.1
Xinhua Sports & Entertainment Limited Receives NASDAQ Notification Regarding Bid Price Deficiency
BEIJING, Feb. 5 — Xinhua Sports & Entertainment Limited (Nasdaq: XSEL; “XSEL”) today announced that it has received a notice from The NASDAQ Stock Market (“NASDAQ”) stating that for 30 consecutive business days the bid price for the Company’s American Depository Shares (“ADSs”), which trade on the NASDAQ Global Market, has closed below the minimum $1.00 per ADS, as required by Marketplace Rule 5450(a)(1) for continued listing on the NASDAQ Global Market. This notification has no effect on the listing of the Company’s ADSs on the NASDAQ Global Market at this time, though an indicator will be displayed with all Company quotation information to reflect the bid price deficiency.
The February 4, 2010 letter indicates that in accordance with Marketplace Rule 5810(c)(3)(A), the Company will regain compliance with the minimum bid requirement if at any time before August 3, 2010 (180 calendar days from the date of the letter) the bid price for the Company’s ADSs closes at $1.00 or above per ADS for a minimum of 10 consecutive business days.
In the event the Company does not regain compliance with the minimum bid price rule by August 3, 2010, NASDAQ will provide the Company with written notification that its ADSs are subject to delisting from the NASDAQ Global Market. At that time, pursuant to Marketplace Rule 5810(c)(3)(A), the Company may be eligible for an additional grace period of 180 calendar days if it meets all initial listing requirements, with the exception of the bid price, for listing on the NASDAQ Capital Market and submits an application to transfer to the NASDAQ Capital Market. Alternatively, the Company may appeal NASDAQ’s determination to delist its ADSs at that time.
The Company intends to actively monitor the closing bid price of its ADSs between now and August 3, 2010 and will evaluate available options to resolve the deficiency and regain compliance with the minimum bid price requirement under the NASDAQ Marketplace Rules.
For more information:
Media Contact
Joy Tsang, XSEL, +86 10 8567 6050; +86 136 2179 1577;
joy.tsang@xsel.com
IR Contact
Edward Liu, XSEL, +86 10 8567 6061; edward.liu@xsel.com
Howard Gostfrand, American Capital Ventures, +1 305-918-7000;
toll free +1 877 918 0774; info@amcapventures.com

About XSEL
Xinhua Sports & Entertainment Limited (“XSEL”; Nasdaq: XSEL) is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile consumers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand -premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the Internet, mobile phones and other multimedia assets in China. Along with its integrated advertising resources, XSEL offers a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the company employs more than 1,000 people and has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. Xinhua Sports & Entertainment Limited shares are listed on the NASDAQ Global Market (Nasdaq: XSEL). For more information, please visit www.xsel.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, any quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XSEL’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release is as of the date hereof, and XSEL undertakes no duty to update such information, except as required under applicable law.